09042257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21884

SEC Mail Processing Section
AUG 27 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 6/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neidiger, Tucker, Bruner, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1331 17th Street, Suite 400
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terri Lowe — (303) 825-1825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Terri E. Lowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neidiger, Tucker, Bruner, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI M. SOUTHWELL
NOTARY PUBLIC
STATE OF COLORADO
Expires: July 23, 2013

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEIDIGER, TUCKER, BRUNER, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Neidiger Tucker Bruner, Inc.

We have audited the accompanying statement of financial condition of Neidiger Tucker Bruner, Inc. (the "Company") as of June 30, 2009, and the related statements of operations, change in shareholders' equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neidiger Tucker Bruner, Inc. as of June 30, 2009, the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 14, 2009

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash and cash equivalents	$	786,339
Receivables:		
Clearing brokers		783,688
Brokers, less allowance for doubtful accounts of $30,000		50,080
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $85,047		26,055
Securities owned, at fair value		111,272
Other assets		76,285
	$	**1,833,719**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:		
Salaries and commissions payable	$	773,637
Accrued expenses and other liabilities		144,696
Due to clearing broker		90,958
Income taxes payable (Note 2)		25,985
Securities sold, not yet purchased, at fair value		21,516
Capital lease obligation (Note 3)		16,824
TOTAL LIABILITIES		1,073,616
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDERS' EQUITY (Note 4):		
Preferred stock, series 2001-A, $.001 par value, 9% voting, 600,000 shares authorized; 58,398 shares issued and outstanding		58
Common stock, $.001 par value; 10,000,000 shares authorized; 480,802 shares issued and outstanding		481
Additional paid-in capital		809,419
Deficit		(49,855)
TOTAL SHAREHOLDERS' EQUITY		760,103
	$	**1,833,719**

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2009

REVENUE:	
Commissions	$ 4,275,877
Interest	218,296
Trading profit, net	157,400
Firm investments	202,062
Total revenue	4,853,635
EXPENSES:	
Commissions	3,305,534
Salaries and wages	536,256
Occupancy and equipment costs	267,418
Clearing charges	226,093
General and administrative	135,999
Payroll taxes	119,163
Quote services	97,833
Employee benefits	47,977
Office expenses	28,549
Telephone	26,727
Legal and professional	17,281
Interest	7,324
Promotion costs	2,362
Total expenses	4,818,516
NET INCOME BEFORE INCOME TAX PROVISION	35,119
Income tax provision (Note 2)	10,000
NET INCOME	**$ 25,119**

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2009

	Series A Preferred Stock		Common Stock		Additional Paid-In	
	Shares	**Amount**	**Shares**	**Amount**	**Capital**	**Deficit**
BALANCES, June 30, 2008	58,398	$ 58	480,802	$ 481	$ 825,181	$ (74,974)
Dividends	-	-	-	-	(15,762)	-
Net income	-	-	-	-	-	25,119
BALANCES, June 30, 2009	**58,398**	**$ 58**	**480,802**	**$ 481**	**$ 809,419**	**$ (49,855)**

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	25,119
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		25,245
Decrease in commission receivable from clearing broker		61,385
Increase in securities owned, at market value		(70,268)
Increase in other assets		(16,165)
Decrease in salaries and commissions		13,864
Increase in income taxes payable		985
Increase in due to clearing broker		50,835
Increase in securities sold, not yet purchased		20,860
Decrease in accrued expenses and other liabilities		(31,944)
Net cash provided by operating activities		79,916
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(633)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on capital lease obligation		(24,245)
Dividends paid		(15,762)
Net cash used in financing activities		(40,007)
NET INCREASE IN CASH AND CASH EQUIVALENTS		39,275
CASH AND CASH EQUIVALENTS, at beginning of year		747,064
CASH AND CASH EQUIVALENTS, at end of year	**$**	**786,339**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**7,324**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

The Company was organized on May 20, 1977, and is a securities broker-dealer registered with the Securities and Exchange Commission. The Company has 17 branch offices and transacts business throughout Colorado, Missouri, Kansas, Florida, Arkansas, California and Arizona.

Valuation of investments

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of investments

value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the national market exchanges at their last sales price as of the last business day of the year.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to ten years. Leasehold improvements are amortized over the term of the lease.

***NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (concluded)*

Statement of cash flows

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48) entitled “Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2007. However, on December 31, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3 entitled “Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises” (FSP FIN 48-3) which deferred the effective date of FIN 48, for nonpublic enterprises included within the scope of FSP FIN 48-2, to the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer implementation of FIN 48 until January 1, 2009, in accordance with the provisions of FSP FIN 48-3. The implementation of FIN 48 is not expected to have a material impact on the Company’s financial statements.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The current year income tax liability represents taxes currently due. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred tax assets of the Company principally relate to the reporting of depreciation.

The primary components of the Company's deferred income tax assets and liabilities as of June 30, 2009 are as follows.

	2009
Deferred tax liabilities	$ -
Deferred tax asset:	
Various temporary differences	$ 27,000
Valuation allowance for deferred tax assets	(27,000)
	$ -

The valuation allowance for deferred tax assets was decreased by $27,600 during the year ended June 30, 2009.

NOTE 3 - LEASE OBLIGATIONS

Capital Lease Obligations

The Company has various capital leases covering office furniture and equipment. Aggregate annual payments on the capital lease obligations as of June 30, 2009, are as follows:

	Amount
June 30, 2010, minimum lease payments	$ 17,248
Less: Amount representing interest	(424)
Present value of future minimum lease payments	**$ 16,824**

The amount of furniture and equipment under capital leases at June 30, 2009, was $104,679. This property had related accumulated depreciation of $82,315 for a net book value at June 30, 2009, of $22,364.

NOTE 3 - LEASE OBLIGATIONS (concluded)

Operating Lease Obligations

The Company leases office space under a non-cancelable operating leases expiring in 2013. At June 30, 2009, aggregate minimum future rental commitments under this lease with initial or remaining terms in excess of one year are as follows:

Year	Amount
2010	$ 187,209
2011	192,444
2012	197,676
2013	49,746
	$ 627,075

In addition to the above lease, the Company also leases equipment on a month-to-month basis. Total rental expense of $239,279, including the non-cancelable leases referred to above, was charged to operations during the year ended June 30, 2009.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2009, the Company had net capital and net capital requirements of $590,990 and $250,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.78 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has purchased securities for its own account, and may incur losses if the market value of the securities decreases subsequent to June 30, 2009. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company may incur a loss if the market value of the securities increases subsequent to June 30, 2009.

***NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES** (concluded)*

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices.

The Company is involved in various disputes arising in the normal course of business, which are in the preliminary stages. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcome at the present time.

The Company has deposits in banks in excess of the FDIC insured amount of $250,000. At June 30, 2009, the Company had $529,251 in excess of this requirement, which is subject to loss should the bank cease operations.

The Company has receivables from and deposits with its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

NOTE 6 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2009
Assets:				
Securities	$ 111,272	$ -	$ -	$ 111,272
Liabilities:				
Securities sold, not yet purchased	$ 21,516	$ -	$ -	$ 21,516

NOTE 7 - SUBSEQUENT EVENTS

In May 2009, the FASB issued FAS No. 165, *Subsequent Events* ("FAS 165"). FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FAS 165 includes a new required disclosure of the date through which an entity has evaluated subsequent events and is effective for interim periods or fiscal years ending after June 15, 2009. The Company's adoption of FAS 165 did not have a material effect on its financial position or results of operations.

The Company has performed an evaluation of subsequent events through August 14, 2009 which is the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

NEIDIGER, TUCKER, BRUNER, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2009

CREDIT:		
Shareholders' equity	$	760,103
DEBITS:		
Nonallowable assets:		
Broker receivables, net		50,080
Furniture, equipment and leasehold improvements, net		26,055
Other assets		76,285
Total debits		152,420
Net capital before haircuts on securities positions		607,683
Haircuts on securities positions		16,693
NET CAPITAL		590,990
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,052,100 or $250,000, whichever is greater		250,000
Excess net capital	**$**	**340,990**
AGGREGATE INDEBTEDNESS:		
Salaries and commissions payable	$	773,637
Accrued expense and other liabilities		144,696
Due to clearing broker		90,958
Capital lease obligation		16,824
Income taxes payable		25,985
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1,052,100**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.78 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying independent auditors' report.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

The Board of Directors of
Neidiger, Tucker, Bruner, Inc.

In planning and performing our audit of the financial statements of Neidiger, Tucker, Bruner, Inc. (the "Company"), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, Spicer Jeffries LLP error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management,

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemptions from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2009, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, CO
August 14, 2009

NEIDIGER, TUCKER, BRUNER, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2009